Filed Pursuant to Rule 433
Registration No. 333-169315-07

Entergy Mississippi, Inc.

$125,000,000
First Mortgage Bonds,
3.25% Series due June 1, 2016

Final Terms and Conditions

May 10, 2011

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 10, 2011

Settlement Date (T+3):	May 13, 2011

Principal Amount:	$125,000,000

Coupon:	3.25%

Coupon Payment Dates:	June 1 and December 1 of each year

First Payment Date:	December 1, 2011

Final Maturity:	June 1, 2016

Optional Redemption Terms:	Make-whole call at any time prior to May 1, 2016 at a discount rate of Treasury plus 25 bps and, thereafter, at par

UST Benchmark:	2% due April 30, 2016

Spread to UST Benchmark:	+137.5 bps

Treasury Price:	100-18+

Treasury Yield:	1.878%

Re-offer Yield:	3.253%

Issue Price to Public:	99.985%

Net Proceeds Before Expenses:	$124,231,250

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.

CUSIP / ISIN:	29364NAQ1 / US29364NAQ16
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Credit Agricole Securities (USA) Inc. toll free at 1-866-807-6030, (ii) RBS Securities Inc. toll free at 1-866-884-2071, or (iii) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.